Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

SUPPLEMENTAL NOTICE OF THE EXTRAORDINARY GENERAL MEETING

Reference is made to the notice of the second extraordinary general meeting of 2023 (the “EGM”), the notice of the class meeting for holders of A shares of the Company (the “A Share Class Meeting”) and the notice of the class meeting for holders of H shares of the Company (the “H Share Class Meeting”) dated June 19, 2023 of China Southern Airlines Company Limited (the “Company”). The EGM will be held at No. 3301 Conference Room, 33/F, China Southern Air Building, No. 68 Qixin Road, Baiyun District, Guangzhou, Guangdong Province, the PRC at 9:00 a.m. on Thursday, 3 August 2023.

The board of directors of the Company (the “Board”) received the motion made by China Southern Air Holding Company Limited, a controlling shareholder of the Company, for additional proposals to be submitted to the EGM for approval by the shareholders of the Company. According to the relevant requirements of laws, regulations and the articles of association of the Company, the Board consented to submit the additional proposals to EGM for review. The format and procedure for the proposed submission of additional resolutions were in compliance with the provisions of the Company Law and the articles of association of the Company.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that the EGM will be held as originally scheduled and will consider and, if thought fit, approve the following resolution as an ordinary resolution. Unless otherwise indicated, capitalised terms used herein have the same meanings as those defined in the circular of the Company dated 19 June 2023 (the “Circular”).

AS ORDINARY RESOLUTION

To consider and, if thought fit, approve the following resolution as an ordinary resolution:

14.00	Resolution regarding the election of independent non-executive Director for the 9th session of the Board of the Company:

14.01	Resolution regarding the election of Ms. Pansy Catilina Chiu King Ho as an independent non-executive Director for the 9th session of the Board of the Company.

(“Accumulative voting” will be used in respect of all the sub-resolution of Resolution No. 14.00. Please refer to note 2 for details.)

By order of the Board China Southern Airlines Company Limited Chen Wei Hua and Liu Wei Joint Company Secretaries

Guangzhou, the People’s Republic of China

14 July 2023

As at the date of this notice, the Directors include Ma Xu Lun, Han Wen Sheng and Luo Lai Jun as executive Directors; and Gu Hui Zhong, Guo Wei and Cai Hong Ping as independent non-executive Directors.

Notes:

1.

Save for the inclusion of the newly proposed resolution at the EGM, there are no other changes to the resolutions set out in the notice of EGM dated 19 June 2023. Please refer to the notice of EGM for the other resolutions to be passed at the EGM and other relevant matter. There are no changes to the resolutions to be passed at the A Share Class Meeting and the H Share Class Meeting as set out in the notice of the A Share Class Meeting and the notice of the H Share Class Meeting dated 19 June 2023.

2.

According to Article 135 of the articles of association of the Company, the accumulative voting system referred to herein means that, in the election of directors or supervisors at the general meeting, each share carrying voting right shall carry the same number of voting right as the number of directors or supervisors proposed to be elected, and the voting rights of the shareholders may be freely cast among the proposed directors and supervisors, either be separately cast in favour of a number of nominees or be collectively cast in favour of one nominee. As such, based on the number of votes that the nominated directors and supervisors have got and the number of directors or supervisors proposed to be elected, those who have got more votes shall be elected.

3.

Since the proxy form for the EGM despatched together with the Circular on 19 June 2023 (the “First Proxy Form”) does not contain the proposed additional resolutions as set out in this supplemental notice of EGM, a new proxy form for the EGM (the “Second Proxy Form”) has been prepared and is enclosed with this supplemental notice of EGM.

4.

The Second Proxy Form for use at EGM is enclosed and is also published on the websites of The Stock Exchange of Hong Kong Limited (http://www.hkexnews.hk) and the Company (http://www.csair.com). Whether or not you intend to attend the EGM, you are requested to complete and return the enclosed Second Proxy Form in accordance with the instructions printed thereon no later than 24 hours before the time fixed for holding the EGM or any adjournment thereof (as the case may be).

5.

A shareholder who has not yet lodged the First Proxy Form with the Company’s H Share registrar – Hong Kong Registrars Limited is requested to lodge the Second Proxy Form if he or she wishes to appoint proxies to attend the EGM on his or her behalf. The Company’s H Share registrar – Hong Kong Registrars Limited is at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong. In this case, the First Proxy Form should not be lodged with the Company’s H Share registrar.

6.	A shareholder who has already lodged the First Proxy Form with the Company’s H Share registrar should note that:

a.

If no Second Proxy Form is lodged with the Company’s H Share registrar, the First Proxy Form will be treated as a valid proxy form lodged by him or her if correctly completed. The proxy so appointed by the shareholder will be entitled to vote at his or her discretion or to abstain from voting on any resolutions properly put to the EGM other than those referred to in the notice convening the EGM and the First Proxy Form, including the additional proposed resolution as set out in this supplemental notice of EGM.

b.

If the Second Proxy Form is lodged with the Company’s H Share registrar at or before 9:00 a.m. on Wednesday, 2 August 2023, the Second Proxy Form will revoke and supersede the First Proxy Form previously lodged by him or her. The Second Proxy Form will be treated as a valid proxy form lodged by the shareholder if correctly completed.

c.

If the Second Proxy Form is lodged with the Company’s H share registrar after 9:00 a.m. on Wednesday, 2 August 2023, the Second Proxy Form will be invalid. It will not revoke the First Proxy Form previously lodged by the shareholder. The First Proxy Form will be treated as a valid proxy form lodged by him or her if correctly completed. The proxy so appointed by the shareholder will be entitled to vote at his or her discretion or to abstain from voting on any resolutions properly put to the EGM other than those referred to in the notice convening the EGM and the First Proxy Form, including the additional proposed resolutions as set out in this supplemental notice of EGM.

7.

Shareholders are reminded that completion and delivery of the First Proxy Form and/or the Second Proxy Form will not preclude shareholders from attending and voting in person at the EGM or at any adjourned meeting should they so wish.

8.

The proxy form for the H Share Class Meeting (the “H Share Proxy Form”), the same of which has been despatched together with the Circular on 19 June 2023, is also despatched to the holders to H Shares again together with this supplemental notice of EGM solely for the convenience of the holders of H Shares in completing the proxy forms for the EGM and the H Share Class Meeting. Since the H Share Proxy Form enclosed with this supplemental notice of EGM is exactly the same as the H Share Proxy Form despatched by the Company on 19 June 2023, holders of H Shares shall only complete and return either one of the H Share Proxy Form to the Company’s H Share registrar. If more than one H Share Proxy Form is lodged with the Company’s H Share registrar, only the one which is later received by the Company’s H Share registrar will be treated as a valid proxy form lodged by the holder of H Shares if correctly completed and returned to the Company’s H Share registrar within the prescribed period of time as set out in the H Share Proxy Form.